Exhibit 99.1

Dogness Reports Financial Results for Fiscal Year Ended June 30, 2022

Highlights for the Fiscal Year Ended June 30, 2022

●	11.5% Revenue Increase YoY to $27.1 Million
●	73% Increase YoY in Sales of Intelligent Pet Products
●	100% Increase YoY in Income Per Basic and Diluted Share
●	241% Increase YoY in Balance of Cash and Short-Term Investments

PLANO, Texas, September 30, 2022 – Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced its audited financial results for the fiscal year ended June 30 2022.

Silong Chen, Chairman and Chief Executive Officer of Dogness, commented, “We continue to benefit from our priority focus of resources on the production and promotion of sales of our higher margin intelligent pet products. With both our existing models and the newly launched models of our smart products, we delivered a 73% increase in sales of our intelligent pet products in the fiscal year ended June 30, 2022, compared to the year ago period. We also continue to upgrade our production lines for traditional pet products to improve the productivity and lower the production costs. This has allowed us to lower our average unit selling price for our traditional pet products, while still maintaining desirable profit margins. Our sales strategy for traditional pet products has helped us to successfully retain our customers and attract new customers, which we have leveraged to increase awareness for our intelligent pet products. To mitigate the impact caused by COVID-19, we expanded our sales channels to more proven online shopping platforms, such as Amazon, Chewy, JD, Tmall, Costco.com, QVC.com and the live streaming sales platforms hosted by influencers, as well as maintaining the existing online and instore channels. These ecommerce sales normally have higher profit margin than traditional sales channels.”

“With the continued strong demand and pet culture growth in China and worldwide, more and more young consumers have become pet owners. Dogness is well positioned to benefit from this growth, which is serving as a sales catalyst for our intelligent pet products, including App-controlled smart pet food feeders, pet water fountains, pet tracking devices and smart pet toys. In addition, our sales and distribution channel has been further diversified due to the rapid change of technology and lifestyle. Younger generations are more tech savvy and more willing to purchase products from popular online shopping sites, including Amazon, Chewy, JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. As a result, we strategically increased our marketing activities and sales efforts in the domestic market, especially on those online shopping sites and channels.”

“As we look forward we are even more excited about our growth potential led by our continued development of innovative, differentiated pet products and services, which allow us to build strong relationships with our customers, build brand loyalty, enhance our market position, increase transaction size and further enhance operating margins. Taken together, we believe Dogness is on track to further improve our sales, profitability and return on investment for our stockholders in the near future.”

Financial Results for the Fiscal Year Ended June 30, 2022

Revenues increased by approximately $2.8 million, or 11.5%, to approximately $27.1 million for the year ended June 30, 2022, compared to $24.3 million in the year ended June 30, 2021. The increase in revenue was primarily attributable to the increased sales of the Company’s intelligent pet products, which have much higher average selling price than our traditional pet products.

Revenue from the Company’s intelligent pet products increased by approximately $5.7 million or 73.0%, from approximately $7.8 million in fiscal 2021 to approximately $13.5 million in fiscal 2022, primarily reflecting a higher selling price and increased sales volume. Revenue from traditional pet products decreased by approximately $2.9 million or 20.2% from approximately $14.3 million in fiscal 2021 to approximately $11.4 million in fiscal 2022, primarily reflecting a decreased average selling price per unit.

Total sales in international markets increased by approximately $3.9 million or 36.8% to $14.5 million in the year ended June 30, 2022 from approximately $10.6 million in the year ago period. Domestic sales decreased by approximately $1.1 million or 8.3% from approximately $13.7 million in the year ended June 30, 2021 to approximately $12.6 million in the year ended June 30, 2022. The Company has seen a sharp increase in consumer demand in the U.S., Australia, Japan and other Asian countries because of the stimulus plan and the strong recovery of the economy. Sales to the U.S. increased by approximately $2.0 million or 32.4% to approximately $8.0 million in the year ended June 30, 2022 from approximately $6.0 million for the year ended June 30, 2021. Sales to Japan and other Asian countries and regions market increased by approximately $1.7 million or 131.0% to approximately $3.0 million for the year ended June 30, 2022 from approximately $1.3 million for fiscal 2021.

Cost of revenues increased by approximately $1.8 million, or 11.8%, from approximately $15.2 million in the year ended June 30, 2021 to approximately $17.0 million in the year ended June 30, 2022.

Gross profit increased by approximately $1.0 million or 10.7%, to approximately $10.1 million in the year ended June 30, 2022 from approximately $9.2 million in the year ago period due to the continued upgrading of the Company’s production lines for both traditional and intelligent pet products, which led to improved productivity and lower production costs. Overall gross profit margin was 37.4% for the year ended June 30, 2022, as compared to 37.6% for the year ended June 30, 2020.

Net income attributable to Dogness increased to $3.2 million or $0.10 per basic and diluted share for the year ended June 30, 2022 , compared to $1.5 million or $0.05 per basic and diluted share for the year ended June 30, 2021. The Company recognized a $3.2 million foreign currency translation loss for the year ended June 30, 2022, compared to a gain of $4.9 million in the year ago period.

The Company had a balance of cash and short-term investments of approximately $16.7 million as of June 30, 2022, compared to approximately $4.9 million as of June 30, 2021.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness’ technology simplifies pet lifestyles and enhances the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

David Pasquale,

Global IR Partners,

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2022	2021	2020

Revenues- third party customers	$24,882,618	$23,112,435	$18,261,707
Revenues – related parties	2,212,579	1,207,686	909,651
Total Revenues	27,095,197	24,320,121	19,171,358

Cost of revenues – third party customers	(15,654,952)	(14,501,166)	(16,146,856)
Cost of revenues – related parties	(1,301,180)	(663,742)	(633,132)
Total cost of revenues	(16,956,132)	(15,164,908)	(16,779,988)
Gross Profit	10,139,065	9,155,213	2,391,370

Operating expenses:
Selling expenses	2,077,174	1,815,771	2,336,229
General and administrative expenses	6,742,687	4,941,036	5,746,812
Research and development expenses	917,227	540,613	1,528,062
Loss from disposal of property, plant and equipment	327,921	-	1,036,304
Impairment of fixed assets	-	-	281,680
Impairment loss of investment in equity investees	-	-	177,750
Total operating expenses	10,065,009	7,297,420	11,106,837

Income (loss) from operations	74,056	1,857,793	(8,715,467)

Other income:
Interest income (expense), net	(370,108)	(264,408)	15,560
Foreign exchange transaction gain (loss)	246,211	(228,260)	214,171
Other income, net	115,016	215,233	23,937
Rental income from related parties, net	173,089	354,968	89,411
Gain from disposition of a subsidiary	-	5,162	-
Total other income	164,208	82,695	343,079

Income (loss) before income taxes	238,264	1,940,488	(8,372,388)
Income taxes benefit (expense)	(2,777,868)	641,460	164,537
Net income (loss)	3,016,132	1,299,028	(8,536,925)
Less: net loss attributable to non-controlling interest	(219,427)	(213,336)	(95,366)
Net income (loss) attributable to Dogness (International) Corporation	3,235,559	1,512,364	(8,441,559)

Other comprehensive income (loss):
Foreign currency translation income (loss)	(3,203,448)	4,879,315	(1,896,934)
Comprehensive income (loss)	(187,316)	6,178,343	(10,433,859)
Less: comprehensive loss attributable to non-controlling interest	(230,583)	(161,701)	(98,635)
Comprehensive income (loss) attributable to Dogness (International) Corporation	$43,267	$6,340,044	$(10,335,224)

Income (loss) earnings per share
Basic	$0.10	$0.05	$(0.33)
Diluted	$0.10	$0.05	$(0.33)

Weighted Average Shares Outstanding
Basic	33,711,659	27,499,367	25,913,631
Diluted	34,013,634	27,554,811	25,913,631

DOGNESS (INTERNATIONAL) CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of June 30,
	2022	2021
ASSETS
CURRENT ASSETS
Cash	$16,605,872	$4,912,442
Restricted cash	-	23,312
Short-term investments	52,255	549,895
Accounts receivable from third-party customers, net	1,649,169	2,367,326
Accounts receivable from related parties	1,094,855	515,193
Inventories, net	3,369,885	4,203,163
Due from related parties	105,403	32,528
Prepayments and other current assets	477,237	1,662,272
Total current assets	23,354,676	14,266,131

NON-CURRENT ASSETS
Property, plant and equipment, net	68,447,612	69,876,039
Right-of-use lease assets	4,589,678	5,170,395
Intangible assets, net	2,063,417	2,223,285
Long-term investments in equity investees	1,642,300	1,703,900
Deferred tax assets	699,039	605,658
Total non-current assets	77,442,046	79,579,277
TOTAL ASSETS	$100,796,722	$93,845,408

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term bank loans	$564,000	704,446
Current portion of long term bank loans	1,386,160	796,416
Accounts payable	1,033,476	847,151
Accounts payable – related parties	393,625	350,199
Due to related parties	130,468	2,001,940
Advances from customers	151,462	209,508
Taxes payable	1,557,661	4,443,192
Accrued expenses and other current liabilities	1,083,469	11,737,680
Operating lease liabilities, current	184,700	171,803
Total current liabilities	6,485,021	21,262,335

NON-CURRENT LIABILITIES
Long term bank loans	4,934,374	6,557,608
Operating lease liabilities, non-current	901,351	1,123,060
Total non-current liabilities	5,835,725	7,680,668
TOTAL LIABILITIES	$12,320,746	$28,943,003

Commitments and Contingencies

EQUITY
Common shares, $0.002 par value, 100,000,000 shares authorized, 39,274,259 and 29,624,814 issued and outstanding as of June 30, 2022 and 2021, respectively
Class A Common shares	60,410	41,111
Class B Common shares	18,138	18,138

Additional paid-in capital	84,096,866	60,355,278
Statutory reserve	291,443	291,443
Retained earnings	7,864,267	4,628,708
Accumulated other comprehensive loss	(4,152,577)	(960,285)
Equity attributable to owners of the Company	88,178,547	64,374,393

Non-controlling interest	297,429	528,012
Total equity	88,475,976	64,902,405

TOTAL LIABILITIES AND EQUITY	$100,796,722	$93,845,408